UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to
Commission file number 1-3932
Full title of plan:         WHIRLPOOL 401(k) RETIREMENT PLAN
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WHIRLPOOL CORPORATION
Global Headquarters
2000 North M-63
Benton Harbor, MI 49022-2692

Explanatory Note:
This Form 11-K/A is being filed as an amendment to our Annual Report on Form 11-K filed on June 24, 2015 (the Original Annual Report) to correct a typographical error in Exhibit 23 (“Consent of Independent Registered Public Accounting Firm”) by correcting the date of the report of the independent registered public accounting firm referenced in the Exhibit 23 from June 22, 2015 to June 24, 2015. Except as set forth herein, no other changes have been made to the Original Annual Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Whirlpool 401(k) Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Whirlpool 401(k) Retirement Plan

By:	/s/ LARRY M. VENTURELLI
Name:	Larry M. Venturelli
Title:	Executive Vice President and Chief Financial Officer
Date: June 26, 2015

EXHIBIT INDEX
TO
FORM 11-K/A FOR
WHIRLPOOL 401(k) RETIREMENT PLAN

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm